SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of October, 2005

Commission File Number  001-08781


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                                 ELSCINT LIMITED

                 (Translation of Registrant's Name Into English)


                  13 NOAH MOZES STREET, TEL AVIV 67442, ISRAEL
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
        Form 20-F   X                Form 40-F
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        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    ------

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
        Yes                  No   X
           ---                   ---

        If "Yes is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               .
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                                EXPLANATORY NOTE

Attached are the following exhibits:

99.1    Press release, released publicly on October 27, 2005.

                                    SIGNATURE

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ELSCINT LIMITED
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                                               (Registrant)


Date:   October 27, 2005                       By:    /s/  Abraham (Rami) Goren
                                                      -------------------------
                                               Name:  Abraham (Rami) Goren
                                               Title: Executive Chairman of the
                                                      Board of Directors

                                  EXHIBIT INDEX
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EXHIBIT NO.        DESCRIPTION
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99.1               Press release, released publicly on October 27, 2005.